Exhibit 99.4

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION. THIS ANNOUNCEMENT CONTAINS INSIDE INFORMATION.

7 September 2016

Micro Focus International plc

Proposed Merger with the Software Business Segment of Hewlett Packard Enterprise

Proposed Return of Value to Existing Micro Focus Shareholders

Commercial Partnership between HPE and SUSE

Micro Focus International plc (“Micro Focus” or the “Company”), the global infrastructure software business, and Hewlett Packard Enterprise (“HPE”), today announce that they have reached a definitive agreement on the terms of a transaction (the “Transaction”) pursuant to which the Company has agreed to acquire HPE’s software business segment (“HPE Software”) by way of the merger (the “Merger”) with a wholly owned subsidiary of HPE incorporated to hold the business of HPE Software for the purposes of the Transaction.

HPE Software

•	HPE Software is a leading global infrastructure software provider offering a broad range of software across five product portfolio groupings: IT Operations Management, Application Delivery Management, Enterprise Security, Information Management & Governance and Big Data Analytics

•	Global footprint with over 50,000 customers, including 94 of the Fortune 100 companies, and approximately 5,000 partners

•	Revenues in the twelve months to 30 April 2016 of US$3.2 billion and Adjusted EBITDA of US$658 million, which includes US$80 million of costs that will not transfer to Micro Focus. This implies a total acquired EBITDA of US$738 million

Key transaction terms

•	Transaction value of US$8.8 billion, representing an effective multiple of 11.4x Adjusted EBITDA

•	Consideration comprises

•	The issuance of American Depository Shares (“ADSs”) to HPE shareholders representing Micro Focus shares (the “Consideration Shares”) so that immediately following completion of the Merger (“Completion”) HPE shareholders will own 50.1% of the fully diluted share capital of the combined group (the “Enlarged Group”) and;

•	Consideration to HPE comprises a pre-Completion payment of $2.5 billion (subject to certain adjustments) which will be financed through newly incurred indebtedness of HPE Software

•	US$400 million return of value to Micro Focus shareholders to be paid pre-Completion

Strategic rationale

•	Rare opportunity to increase significantly Micro Focus’ scale and breadth through the combination with a business operating in adjacent and complementary product areas with similar characteristics and benefitting from a high proportion of recurring revenues and strong cash conversion

•	HPE Software and Micro Focus will have combined annual revenues of US$4.5 billion and EBITDA of US$1.35 billion, creating one of the world’s largest pure-play infrastructure software companies

•	Considerable scope to improve profitability through the application of Micro Focus’ disciplined operating model. HPE Software’s Adjusted EBITDA margin of c.21% compares with Micro Focus equivalent margin for its mature software assists of c.46% (excluding SUSE). Micro Focus believes it will be possible to improve the margin delivered by HPE Software’s mature software assets (c. 80% of revenue) to Micro Focus’ level by the end of the third full financial year following Completion[1]

•	The combination has the potential to deliver enhanced total shareholder returns consistent with Micro Focus’ stated objectives

•	The board of Micro Focus (the “Micro Focus Board”) expects the Merger to enhance adjusted earnings per share by the first full financial year ending after Completion, with scope for further benefits as operational improvements are realised across the Enlarged Group[1]

•	SUSE to become HPE’s preferred Linux partner and explore additional collaboration, leveraging SUSE’s OpenStack expertise for joint innovation around HPE’s Helion Openstack and Stackato Platform as a Service solutions

Note: further disclosure on the basis of preparation and calculation of key metrics contained in the above section can be found in the ensuing sections of this announcement. As such investors are recommended to read the full contents of this announcement.

Kevin Loosemore, Executive Chairman, commented:

“Today’s announcement marks another significant milestone for Micro Focus and is wholly consistent with the long-term business strategy we have been pursuing to be the most disciplined global provider of infrastructure software. The merger will create one of the world’s largest infrastructure software companies with leading positions across a number of key products and represents a compelling opportunity to create significant value for both companies’ shareholders by applying Micro Focus’ proven approach to efficient management of mature software products. The combination will give customers more choice as they seek to maximize the value of existing IT assets, leveraging their business logic and data along with next-generation technologies to innovate in new ways with the lowest possible risk.”

Meg Whitman, President and Chief Executive Officer of HPE said:

“We believe that the software assets that will be a part of this combination will bring better value to both our customers and shareholders as part of a more focused software company committed to developing these businesses on a stand-alone basis.”

The management team of Micro Focus will be hosting a conference call at 08:30hrs London time on 8 September 2016. Participants are advised to join the call at least 15 minutes prior to the commencement of the call in order to register. The dial in details are as follows:

Telephone: +44 (0)20 3003 2666

Password: London

Link to presentation slides: http://webcast.openbriefing.com/analyst_briefing_080916/

Participants will be able to ask questions during the Q&A session. A full replay facility will be made available later in the day.

HPE announced its Q3 earnings and the Transaction at 4.05 pm Eastern Time on 7 September 2016 and hosted an earnings call. Details of the Q3 earnings and details of the conference call are available at www.HPE.com.

[1]	This is not a profit forecast, and should not be interpreted to mean that earnings per share of the Enlarged Group following Completion will necessarily be above or below the historical published earnings per share.

Additional Transaction information

The Transaction has been structured as a Reverse Morris Trust transaction, as described below under “Key Terms of the Transaction”.

Prior to Completion and subject to Micro Focus shareholder approval, Micro Focus intends to undertake a return of value to its existing shareholders of c. US$400 million (the “ROV”) equivalent to US$1.68 per Micro Focus share based on the fully diluted share capital of Micro Focus as at 6 September 2016.

As set out in a separate announcement issued today, HPE and SUSE also announce their intent to enter into a commercial partnership naming SUSE as HPE’s preferred Linux partner as well as exploring additional collaboration leveraging SUSE’s OpenStack expertise for joint innovation around HPE’s Helion Openstack and Stackato Platform as a Service solutions. SUSE and HPE are working together to define the specifics of the commercial partnership. The arrangement is not conditional upon the Completion of the Merger.

Micro Focus has entered into commitments for a total of US$5.5 billion of debt financing related to the Transaction with J.P. Morgan including a revolving credit facility of US$500 million. These commitments underpin the pre-Completion dividend payment by HPE Software and the ROV to Micro Focus shareholders and backstop the existing Micro Focus debt. The Micro Focus Board estimates that the initial pro-forma net debt to Facility EBITDA of the Enlarged Group (taking into account the debt incurred by HPE Software to fund the dividend and the ROV) will be approximately 3.3x Facility EBITDA. The Micro Focus Board is targeting to achieve a net debt ratio of 2.5x Facility EBITDA within two years following Completion.1

The Transaction will be classified as a reverse takeover of Micro Focus under the Listing Rules of the UK Listing Authority (the “UKLA”). Certain information on HPE Software has been provided by HPE in order to comply with Listing Rule 5.6.15 and is included in the Appendices to this announcement.

Micro Focus has undertaken customary due diligence on the HPE Software businesses.

Completion is expected to occur in Q3 CY2017, subject to the satisfaction of a number of customary conditions, including, amongst other things, the carve out of the HPE Software business from HPE, Micro Focus shareholder approval, the readmission of the existing Micro Focus shares and the admission of the Consideration Shares to listing on the premium segment of the Official List of the UKLA (the “Official List”) and to trading on London Stock Exchange plc’s main market for listed securities, SEC filings in order to list ADSs representing the Consideration Shares on the New York Stock Exchange (the “NYSE”), applicable regulatory approvals having been obtained and receipt by HPE of certain opinions relating to the Reverse Morris Trust structure of the Transaction.

Recommendation

The Micro Focus Board considers the terms of the Merger to be fair and reasonable and in the best interests of Micro Focus shareholders taken as a whole.

The Micro Focus Board has received financial advice from J.P. Morgan Cazenove in relation to the Merger. In providing its financial advice to the Micro Focus Board, J.P. Morgan Cazenove has relied upon the Micro Focus Board’s commercial assessment of the Merger.

The transaction has been unanimously approved by the Boards of both Micro Focus and HPE.

HPE has received irrevocable undertakings from all of the directors of Micro Focus who hold Micro Focus shares to vote in favour of the resolutions necessary to implement the Transaction in respect of 509,271 Micro Focus shares, representing approximately 0.2% of the total issued share capital of Micro Focus as at 6 September 2016 (being the latest practicable date prior to publication of this announcement).

[1]	In assessing the performance of the business, Micro Focus’ directors use non US GAAP measures, “Adjusted Operating Profit”, “Adjusted Operating Costs” and “Adjusted earnings per share” being the relevant statutory measures, prior to exceptional items, amortization of purchased intangibles and share based compensation. “Adjusted EBITDA” is the Adjusted Operating Profit prior to depreciation and amortisation of purchased software. “Underlying Adjusted EBITDA” removes the impact of net capitalisation/amortisation of development costs and foreign currency gains and losses from Adjusted EBITDA. “Facility EBITDA” is Adjusted EBITDA before amortisation and impairment of capitalised development costs.

Key terms of the Transaction

•	The Transaction is structured as a Reverse Morris Trust transaction:

•	HPE Software will, prior to Completion, make a payment of c. US$2.5 billion (subject to certain adjustments) to HPE, financed by newly incurred indebtedness of HPE Software

•	Following the payment, HPE Software will be either spun-off or split-off from HPE by means of the distribution of HPE Software shares to HPE shareholders (the “Distribution”)

•	Micro Focus will immediately thereafter acquire HPE Software in consideration for the issue of the Consideration Shares to HPE’s shareholders in exchange for the HPE Software shares distributed to them in the Distribution, so that HPE shareholders will own 50.1% of the Enlarged Group’s fully diluted share capital upon Completion. Based on the Micro Focus share price as at close of business on 6 September 2016 and the existing fully diluted share capital of Micro Focus, approximately 238 million Micro Focus shares would be issued to HPE’s shareholders, with a market value of c. US$6.3 billion

•	The above US$6.3 billion equity consideration and US$2.5 billion debt funding implies an enterprise value for HPE Software of US$8.8 billion.[2] This represents an effective multiple of 11.4x Adjusted EBITDA[3]

•	Prior to Completion, it is expected that Micro Focus will undertake a return of value to its existing shareholders of c. US$400 million equivalent to US$1.68 per Micro Focus share based on the fully diluted share capital of Micro Focus as at 6 September 2016. The ROV will be subject to Micro Focus shareholder approval. The Consideration Shares will not rank for the ROV nor for any dividend payable in respect of the year ending 30 April 2017

•	On Completion of the Transaction, Micro Focus shareholders will:

•	Have a 49.9% ownership of the fully diluted share capital of the Enlarged Group

•	Through the ROV, have received a cash payment of c. US$400 million equivalent to US$1.68 per Micro Focus share based on the fully diluted share capital of Micro Focus as at 6 September 2016

•	Have an opportunity to benefit further, through their shareholding, from the operational improvements and combination benefits which are expected to arise from the Transaction

•	It is intended that the Enlarged Group will be re-admitted to listing on the premium segment of the Official List and to trading on London Stock Exchange plc’s main market for listed securities, and that the ADSs representing the Consideration Shares will be admitted to listing on the NYSE

•	The Board of the Enlarged Group will be constituted as follows:

•	Kevin Loosemore and Mike Phillips will continue as Executive Chairman and Chief Financial Officer, respectively, of the Enlarged Group

•	Other executive directors may be appointed from the senior management of Micro Focus and/or HPE Software, as required

•	With effect from Completion, HPE shall be entitled to nominate one executive director to the Micro Focus Board and one half of the Micro Focus Board’s independent non-executive directors (together, “HPE Designated Directors”) subject to approval of Micro Focus’ nomination committee. Until Micro Focus’ second annual general

[2]	Based upon the closing share price of Micro Focus as at 6 September 2016; Consideration comprises US$6.3 billion in Micro Focus equity to HPE shareholders and US$2.5 billion payment to HPE
[3]	Calculated as Enterprise Value of US$8.8 billion less the $400 million assumed Return of Value to Micro Focus shareholders divided by acquired EBITDA of US$738 million meeting following Completion, any HPE Designated Director who ceases to be a Director of Micro Focus may be replaced by HPE, subject to approval of Micro Focus’ nomination committee and (except in the case of the executive director) such replacement being able to be classified as independent under the UK Corporate Governance Code (as published from time to time by the Financial Reporting Council)

•	Micro Focus intends to continue its stated dividend policy of distributions equal to approximately half of adjusted net income

•	Micro Focus has carefully considered the key elements of successfully integrating the HPE Software business and, to this effect, the immediate imperative will be to ensure that the Merger is effected without undue disruption to the product development, sales, support and administrative functions of the Enlarged Group

•	Further details of the terms and conditions of the Merger are set out in Appendix III of this announcement

Background on HPE Software

HPE Software is a leading global infrastructure software provider, enabling customers to automate IT operations to simplify, accelerate and secure business processes. The business offers a broad range of software for enterprises of all sizes across five pillars (I) IT Operations Management, (II) Application Delivery Management, (III) Enterprise Security, (IV) Information Management & Governance and (V) Big Data Analytics. Its software offerings include licenses, maintenance, Software-as-a-Service (“SaaS”) and professional services across its product portfolio.

The business operates with a global footprint spanning the Americas, Asia Pacific & Japan and Europe, Middle East & Africa (“EMEA”) regions, engaging with c. 5,000 partners and over 50,000 customers across the world. The business currently works with 94 of the Fortune 100 companies.

Chris Hsu who is currently Chief Operating Officer of HPE will serve as General Manager, HPE Software. Remi Thomas is the current VP and Chief Financial Officer of HPE Software, having been in his current role for approximately one year. Alan Fudge is Senior Vice President of Worldwide Sales and Field Operations for HPE Software and has been in his role for over two years. Jerome Labat is currently VP and CTO of HPE Software and has been in his role for approximately three years.

In the twelve months to 30 April 2016, HPE Software revenues were US$3,172 million with an Underlying Adjusted EBITDA of US$658 million4, representing a c. 21% margin. More details of HPE Software’s financials can be found in Appendix I and II of this announcement.

Product Offering

HPE Software’s offering within each product pillar is as follows:

IT Operations Management: enables customers to transform their traditional IT environment into a digital enterprise with automation, orchestration and ultimately, transformation solutions. These solutions help IT organizations automate tasks to drive efficiency across the virtualized data centre, orchestrate processes with speed and agility to evolve to a “cloud inspired” IT service model, and transform the support & delivery of services to modernize the customer experience, leveraging the full power of the hybrid cloud.

Application Delivery Management: helps ensure quick time to market and quality applications across multiple technologies and form factors. Helps accelerate application delivery securely and deliver amazing user experiences that scale by leveraging the power of Big Data.

Enterprise Security: enables businesses to protect interactions among users, apps and data across its locations and devices. Key offerings include threat identification, digital asset protection, data security and application hardening.

Information Management & Governance: helps customers to manage, govern, store and secure their information. Solutions include data protection, archiving, e-Discovery and content management.

[4]	Included in the twelve months to 30 April 2016 Underlying Adjusted EBITDA is approximately US$80 million in overhead costs that will not transfer as part of the Transaction

Big Data Analytics: provides platforms that enable customers to harness data and identify new opportunities. The two platform brands comprise IDOL (enterprise search and data analytics) and Vertica (columnar database).

Expected timetable of principal events

•	Announcement of the Merger: 7 September 2016

•	Publication of the Micro Focus shareholder circular : H1 CY2017

•	Micro Focus shareholder meeting to approve the Merger: H1 CY2017

•	Publication of the Enlarged Group prospectus: Q3 CY2017

•	Completion of the Merger: Q3 CY2017

Summary historical financial information on HPE Software

Historical financial statements prepared under SEC carve out accounting rules are set out in Appendix II, representing the perimeter of the HPE Software business as it existed at the time of the statements. The selected financial information set out below is derived from the information in Appendix II but adjusted for a number of divestitures (including the Marketing Optimisation Business Unit (“MOBU”), which was transferred to HPE’s former parent in the fourth quarter of the financial year ended 31 October 2015) changing the business’s perimeter, which the Micro Focus Board believes more accurately reflects the performance of the business as it is being acquired. Further detail on the basis on which the selected financial information set out below has been prepared is set out in Appendix I.

	HPE Software - twelve months ended 30 Apr 2016 US$m		HPE Software - financial year ended 31 Oct 2015 US$m	HPE Software - financial year ended 31 Oct 2014 US$m
Licence revenue	$896		$896	$1,014
Maintenance revenue	1,596		1,628	1,679
SaaS revenue	277		265	266
Professional Services revenue	403		399	432
Total revenue adjusted for divestitures and MOBU	$3,172		$3,188	$3,391
% growth (constant currency)	1.5%		(1.9)%	N/A
HPE Software Underlying Adjusted EBITDA further adjusted for divestitures and MOBU	$658	*	$657	$688

*	Included in the twelve months to 30 April 2016 Underlying Adjusted EBITDA is approximately US$80 million in overhead costs that will not transfer as part of the Transaction. The figures above have been adjusted to remove the impact of HPE Software’s divestitures from the presented periods.

Management incentive arrangements

New incentive arrangements will be determined in due course by Micro Focus’ Remuneration Committee. At the annual general meeting of Micro Focus to be held on 22 September 2016, Micro Focus shareholders will vote on a resolution to authorise the Directors to grant rights to subscribe for Micro Focus shares in the company.

Other

Under Listing Rule 5.6.15, certain information regarding HPE Software is required to be provided to ensure that there is sufficient information available to the public with regard to the Transaction in order to avoid a suspension of Micro Focus’ shares on the premium segment of the Official List and trading on the London Stock Exchange plc’s main market for listed securities. The information required under this Listing Rule has been provided by HPE and included in Appendix II of this announcement. The Micro Focus Board considers that this announcement (including the Appendices) contains sufficient information about HPE Software to provide a properly informed basis for assessing HPE Software’s financial position. Furthermore, the Micro Focus Board confirms that Micro Focus has made the necessary arrangements with HPE to enable Micro Focus to keep the market informed without delay of any developments concerning HPE Software that would be required to be released were HPE Software part of Micro Focus.

The Micro Focus Board also confirms that until such time as a prospectus is published in relation to the Transaction or the Merger Agreement is terminated (or such other date as required by the UKLA), Micro Focus will make any announcement that would be required in order to be compliant with its obligations under the EU Market Abuse Regulation and under the Disclosure Guidance and Transparency Rules of the Financial Conduct Authority on developments in relation to HPE Software as if HPE Software were already part of Micro Focus.

As the Transaction will be classified as a reverse takeover of Micro Focus under the Listing Rules of the UKLA, upon Completion, the listing on the premium segment of the Official List of all the existing ordinary shares of Micro Focus will be cancelled. Application will be made to the UKLA and London Stock Exchange plc for immediate readmission of the ordinary shares of the Enlarged Group (including the Consideration Shares) to the premium segment of the Official List and to trading on London Stock Exchange plc’s main market for listed securities.

A prospectus will be required to be published by Micro Focus in relation to the application for admission to the premium segment of the Official List of the new and existing shares in the Enlarged Group. Such a prospectus will include audited financial statements of HPE Software prepared in accordance with IFRS, Micro Focus’ accounting policies and the Listing Rules and the Prospectus Rules of the UKLA. It is possible that the historical financial information contained in any prospectus and/or circular published in relation to the Transaction may differ from the financial information included in this announcement. The UKLA will have to approve whether the Enlarged Group is eligible to be admitted to the premium segment of the Official List. It is expected that admission to the premium segment of the Official List will become effective and that dealings, for normal settlement, of the Enlarged Group’s securities will commence on the day that the Transaction is completed.

Sources and Bases

Information contained within this announcement has been calculated on the basis of the following:

•	Micro Focus shares in issue of 229.2 million as at 6 September 2016 (being the latest practicable date prior to publication of this announcement)

•	Micro Focus fully diluted number of shares[5] in issue of 238 million as at 6 September 2016 (being the latest practicable date prior to publication of this announcement)

•	Micro Focus share price of 1,961p as at 6 September 2016 (being the mid-market closing price on the latest practicable date prior to publication of this announcement)

•	A USD-GBP FX rate of US$1.3426:£1 as at 6 September 2016

•	Micro Focus financial information sourced from the Micro Focus Annual Report and Accounts for the year ended 30 April 2016

•	HPE Software financial information sourced from the financial information presented in the Appendices section of this announcement, as provided by HPE

For further information please contact:

Micro Focus International Plc

Kevin Loosemore (Executive Chairman)

Mike Phillips (Chief Financial Officer)

Tim Brill (Director, Corporate Communications & IR)

+44 16 3555 6655

J.P. Morgan Cazenove (Lead Financial Adviser and Sole Sponsor)

Bill Hutchings

Ben Berinstein

Jay Hofmann

Sanjay Jain

Dwayne Lysaght

Chris Wood

+44 20 7742 4000

Numis (Corporate Broker and Financial Adviser)

Alex Ham

Simon Willis

Tom Ballard

+44 20 7260 1000

Powerscourt (PR adviser)

Peter Ogden

+44 20 7250 1446

[5]	Fully diluted basis calculated using the treasury share method

About Micro Focus

Micro Focus (LSE: MCRO.L) is a global enterprise software company supporting the technology needs and challenges of the Forbes Global 2,000 (the top 2,000 public companies in the world by as determined Forbes magazine). Our solutions help organisations leverage existing IT investments, enterprise applications and emerging technologies to address complex, rapidly evolving business requirements while protecting corporate information at all times. Micro Focus’s Product Portfolios are Micro Focus and SUSE. Within Micro Focus our solution portfolios are COBOL Development and Mainframe Solutions, Host Connectivity, Identity and Access Security, IT Development and Operations Management Tools, and Collaboration and Networking. For more information, visit: www.microfocus.com. SUSE, a pioneer in Open Source software, provides reliable, interoperable Linux, cloud infrastructure and storage solutions that give enterprises greater control and flexibility. For more information, visit: www.SUSE.com.

About HPE Software

HPE Software is a leading global infrastructure software provider that allows customers to automate IT operations to simplify, accelerate and secure business processes. The company offers a broad range of software for enterprises of all sizes across five pillars (I) IT Operations Management, (II) Application Delivery Management, (III) Enterprise Security, (IV) Information Management & Governance and (V) Big Data Analytics. Its software offerings include licenses, maintenance, SaaS and Professional Services across its product portfolio.

The business operates a global footprint spanning the Americas, Asia Pacific & Japan and EMEA regions, engaging with c. 5,000 partners and over 50,000 customers across the world. The business currently works with 94 of the Fortune 100 companies.

IMPORTANT NOTICES:

J.P. Morgan Limited (which conducts its UK investment banking activities as J.P. Morgan Cazenove, “J.P. Morgan Cazenove”), which is authorised in the United Kingdom under the Financial Services and Markets Act 2000 (as amended) and which is regulated by the Financial Conduct Authority, is acting as sole sponsor and lead financial adviser to Micro Focus in connection with the Transaction. J.P. Morgan Cazenove is acting exclusively for Micro Focus in connection with the Transaction and for no-one else and will not be responsible to anyone other than Micro Focus for providing the protections afforded to the clients of J.P. Morgan Cazenove nor for providing any advice in relation to the Transaction or the contents of this announcement or any transaction, arrangement or matter referred to herein.

Numis Securities Limited (“Numis”), which is authorised in the United Kingdom under the Financial Services and Markets Act 2000 (as amended) and which is regulated by the Financial Conduct Authority, is acting as corporate broker and financial adviser in connection with the Transaction. Numis is acting exclusively for Micro Focus in connection with the Transaction and for no-one else and will not be responsible to anyone other than Micro Focus for providing the protections afforded to the clients of Numis nor for providing any advice in relation to the Transaction or the contents of this announcement or any transaction, arrangement or matter referred to herein.

This announcement is not intended to, and does not, constitute or form part of any offer, invitation or the solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of, any securities pursuant to this announcement or otherwise.

This announcement has been prepared in accordance with English law, the EU Market Abuse Regulation and the Disclosure Guidance Rules and Transparency Rules of the UKLA and information disclosed may not be the same as that which would have been prepared in accordance with the laws of jurisdictions outside England.

The release, publication or distribution of this announcement in, into or from jurisdictions outside the United Kingdom may be restricted by law and therefore persons into whose possession this announcement comes should inform themselves about, and observe such restrictions. Any failure to comply with the restrictions may constitute a violation of the securities law of any such jurisdiction.

This announcement does not constitute an offer of securities for sale in the United States or an offer to acquire or exchange securities in the United States of America. No offer to acquire securities or to exchange securities for other securities has been made, or will be made, and no offer of securities has been made, or will be made, directly or indirectly, in or into, or by use of the mails, any means or instrumentality of interstate or foreign commerce or any facilities of a national securities exchange of, the United States of America or any other country or jurisdiction in which such offer may not be made other than (i) in accordance with the requirements under the US Securities Exchange Act of 1934, as amended, a registration statement under the US Securities Act of 1933, as amended, or the securities laws of such other country or jurisdiction, as the case may be, or (ii) pursuant to an available exemption therefrom.

NO OFFER OR SOLICITATION

This announcement does not constitute an offer to buy or solicitation of any offer to sell securities or a solicitation of any vote or approval. It does not constitute a prospectus or prospectus equivalent document.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication relates to the proposed business transaction between Micro Focus and HPE Software. The proposed transaction will be submitted to Micro Focus’ shareholders for their consideration and approval. In connection with the proposed transaction, Micro Focus will file relevant materials with the SEC, including a registration statement on Form F-4 or S-4 containing a prospectus relating to Micro Focus’ American Depositary Shares to be issued in connection with the proposed transaction, and Seattle Spinco, Inc., a wholly owned subsidiary of HPE will file a registration statement with the SEC. Micro Focus will mail the prospectus contained in the Form F-4 or S-4 to HPE’s stockholders. This communication is not a substitute for the registration statements or other document(s) that Micro Focus and/or HPE Software may file with the SEC in connection with the proposed transaction. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENTS AND OTHER DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PARTIES, AND THE TRANSACTION. Shareholders will be able to obtain copies of these documents (when they are available) and other documents filed with the SEC with respect to Micro Focus free of charge from the SEC’s website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from Micro Focus upon written request to Micro Focus’ investor relations or HPE’s investor relations.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

Information set forth in this announcement (including information incorporated by reference in this announcement), oral statements made regarding the Transaction, and other information published by Micro Focus or HPE may contain certain statements about Micro Focus, HPE and HPE Software that are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. The forward-looking statements contained in this communication may include statements about the expected effects on Micro Focus, HPE and HPE Software of the Transaction, the anticipated timing and benefits of the Transaction, Micro Focus’ and HPE Software’s anticipated standalone or combined financial results and all other statements in this document other than historical facts. Without limitation, any statements preceded or followed by or that include the words “targets”, “plans”, “believes”, “expects”, “intends”, “will”, “likely”, “may”, “anticipates”, “estimates”, “projects”, “should”, “would”, “expect”, “positioned”, “strategy”, “future” or words, phrases or terms of similar substance or the negative thereof, are forward-looking statements. These statements are based on the current expectations of the management of Micro Focus, HPE or HPE Software (as the case may be) and are subject to uncertainty and changes in circumstances and involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such forward-looking statements. As such, forward-looking statements should be construed in light of such factors. Neither Micro Focus nor HPE, nor any of their respective associates or directors, officers or advisers, provides any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements in this announcement will actually occur or that if any of the events occur, that the effect on the operations or financial condition of Micro Focus, HPE or HPE Software will be as expressed or implied in such forward-looking statements. Forward-looking statements contained in this communication based on past trends or activities should not be taken as a representation that such trends or activities will necessarily continue in the future. In addition, these statements are based on a number of assumptions that are subject to change. Such risks, uncertainties and assumptions include: the satisfaction of the conditions to the

Transaction and other risks related to the completion of the Transaction and actions related thereto; Micro Focus’ and HPE’s ability to complete the Transaction on anticipated terms and schedule, including the ability to obtain shareholder or regulatory approvals of the Transaction; risks relating to any unforeseen liabilities of Micro Focus or HPE Software; future capital expenditures, expenses, revenues, earnings, synergies, economic performance, indebtedness, financial condition, losses and future prospects of Micro Focus, HPE Software and the resulting combined company; business and management strategies and the expansion and growth of the operations of Micro Focus, HPE Software and the resulting combined company; the ability to successfully combine the business of Micro Focus and HPE Software and to realize expected operational improvement from the Transaction; the effects of government regulation on the businesses of Micro Focus, HPE Software or the combined company; the risk that disruptions from the Transaction will impact Micro Focus’ or HPE Software’s business; and Micro Focus’, HPE Software’s or HPE’s plans, objectives, expectations and intentions generally. Additional factors can be found under “Risk Factors” in HPE’s Annual Report on Form 10-K for the fiscal year ended October 31, 2015 and subsequent Quarterly Reports on Form 10-Q. For a discussion of important factors which could cause actual results to differ from forward looking statements relating to Micro Focus, refer to Micro Focus’s Annual Report and Accounts 2016. Forward-looking statements included herein are made as of the date hereof, and none of Micro Focus, HPE Software or HPE undertakes any obligation to update publicly such statements to reflect subsequent events or circumstances.

Subject to any requirement under applicable law, Micro Focus undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Investors should not place undue reliance on forward-looking statements, which speak only as of the date of this communication.

Except as otherwise explicitly stated, neither the content of the Micro Focus website nor the HPE website, nor any other website accessible via hyperlinks on either such website, is incorporated into, or forms part of, this communication.

Nothing in this announcement is intended, or is to be construed, as a profit forecast or estimate for any period or to be interpreted to mean that earnings per Micro Focus share for the current or future financial years, or those of the proposed Enlarged Group, will necessarily match or exceed the historical published earnings per Micro Focus share.

This announcement is an advertisement and not a prospectus or prospectus-equivalent document and has been prepared solely for the Transaction referred to in this announcement. It is intended that a prospectus and circular in connection with the Transaction will be published by Micro Focus in due course and any decision in respect of, or other response to, the Transaction should be made on the basis of the information contained in such documents.

Certain figures contained in this announcement, including financial information, have been subject to rounding adjustments. Accordingly, in certain circumstances, the sum or percentage change of the numbers contained in this announcement may not conform exactly with the total figure given.

Except as otherwise explicitly stated, neither the content of the Micro Focus website nor the HPE website, nor any other website accessible via hyperlinks on either such website, is incorporated into, or forms part of, this announcement.

Appendix I

The historical financial statements prepared under SEC carve out accounting rules, which have been prepared specifically for the purpose of this announcement, are set out in Appendix II, and represent the perimeter of the HPE Software business as it existed at the time of the statements. HPE Software has not in the past constituted a separate legal group and has not previously prepared or reported on any combined or consolidated financial information. The selected financial information set out in this Appendix is derived from the information in Appendix II but adjusted for various changes in the business’s perimeter which the Micro Focus Board believes more accurately reflects the performance of the business as it is being acquired and as such may not accurately reflect the ongoing cost and EBITDA base of the HPE Software business on a standalone basis.

HPE Software has made a number of notable divestments at various points during the last two fiscal years including Tipping Point, Live Vault and iManage. Separately, HPPA Teleform was transferred to HP Inc.

Furthermore, the Marketing Optimisation Business Unit (“MOBU”), previously part of HPE Software, was transferred to HPE’s former parent in the fourth quarter of the financial year ended 31 October 2015. The below table sets out the adjustments that account for the above mentioned corporate actions.

Note these numbers have not been adjusted for the acquisition of Voltage.

Differences in definitions between the US GAAP carve out accounting standards and the standalone accounting policy under IFRS could result in differing financial outputs. Accounting treatment under IFRS for pensions, restructuring, business combinations and divestitures could result in differences between financial statements for HPE Software prepared under US GAAP and IFRS for the same periods. Further detail regarding potential accounting policy differences has been set out in Appendix II.

Adjustments to revenue and EBITDA measures related to HPE Software’s divestiture activity are summarised in the table below. Adjustments for differences between US GAAP carve out accounting standards and IFRS have not been contemplated in the numbers below.

	For the fiscal years ended 31 October
	LTM Q2 2016	2015	2014
	US$m	US$m	US$m
Net Revenues as reported in Appendix II
HPE Software Segment	$3,412	$3,622	$3,933
Less:
MOBU Transfer	(56)	(163)	(232)
Disposals in the period*	(184)	(271)	(310)

HPE Software revenue adjusted for divestitures and MOBU	$3,172	$3,188	$3,391

Revenue growth rate adjusted for divestitures, MOBU and currency	1.5%	(1.9)%	N/A

	For the fiscal years ended 31 October
	LTM Q2 2016	2015	2014
	US$m	US$m	US$m
Earnings before taxes as reported in Appendix II	344	319	413
Add back interest	—	—	—
Add back depreciation and amortisation of capitalised software	81	104	111
Add back amortisation of intangibles	186	224	248
HPE Software EBITDA	611	647	772
Add back separation costs	89	91	—
Add back restructuring charges	74	35	48
Add back stock based compensation	61	59	60
Add back acquisition related charges	2	5	10
HPE Software Underlying Adjusted EBITDA**	837	837	890
Less:
MOBU Transfer	(13)	(33)	(48)
Disposals in the period*	(166)	(147)	(154)

HPE Software underlying adjusted EBITDA further adjusted for divestitures and MOBU***	$658	$657	$688

Note:

LTM Q2 2016 refers to the trailing twelve months for the period May 1, 2015 through April 30, 2016.

*	Disposals of Tipping Point, iManage, Live Vault, HPPA Teleform. Amounts shown for these divestitures are management’s best estimate of the amount of revenue and EBITDA generated by these divested businesses during the periods presented, adjusted for management’s estimate of overhead and other costs that did not exit HPE Software on divestment of these businesses.
**	Micro Focus reports a metric referred to as “Facility EBITDA,” which is defined earlier in this document. HPE Software’s underlying adjusted EBITDA and Facility EBITDA as calculated result in the same figure.
***	Included in the LTM Q2 2016 HPE Software illustrative EBITDA is approximately US$80m in overhead costs that will not transfer as part of the Transaction.

Differences may occur between the Unaudited Combined Statements of Earnings before Taxes, Unaudited Combined Statements of Assets and Liabilities, Excluding Taxes and Unaudited Combined Summary Cash Flow Information, excluding Taxes of HPE Software presented in Appendix II, in accordance with U.S. generally accepted accounting principles (“US GAAP”) in preparing carve out accounts, and the historical financial statements of HPE Software prepared under IFRS (and which would be prepared including taxation) presented in any prospectus and/or circular published in respect of the transaction.

It is possible that the financial information contained in any prospectus and/or circular published in relation to the Transaction may differ from the financial information included in the Appendices of this announcement.

Appendix II

1. Selected Financial Information on HPE Software

The following financial information for HPE Software is prepared on a US GAAP Carve Out Accounting basis excluding taxes.

Unaudited Combined Statements of Earnings

	For the fiscal years ended 31 October
	2015	2014	2013
	US$m	US$m	US$m
Licence	$1,008	$1,163	$1,205
Maintenance	1,878	1,980	2,027
SaaS	312	325	313
Professional Services	424	465	491

Total net revenue	3,622	3,933	4,036

Costs and expenses:
Cost of Sales	972	1,046	1,128
Research and development	670	673	650
Selling, general and administrative	1,306	1,493	1,531
Amortisation of intangible assets	224	248	334
Restructuring charges	35	48	63
Acquisition and other related charges	5	10	12
Defined benefit pension settlement	(1)	—	—
Separation costs (a)	91	—	—

Total costs and expenses	3,302	3,518	3,718

Earnings from operations	320	415	318
Interest and other, net	(1)	(2)	39

Earnings before taxes	319	413	357

a)	Separation costs

Separation costs represent the allocation to HPE Software of a portion of HPE’s costs incurred in connection with the separation of HPE from its former parent on November 1, 2015.

Unaudited Combined Statements of Assets and Liabilities1

	As of 31 October
	2015	2014	2013
	US$m	US$m	US$m
ASSETS, EXCLUDING TAXES
Current assets:
Cash and cash equivalents	150	197	318
Accounts receivable	706	824	942
Other current assets	123	100	117

Total current assets, excluding taxes	979	1,121	1,377

Property, plant and equipment	103	128	163
Other long term assets	69	100	129
Goodwill	8,313	8,852	8,840
Intangible assets	597	900	1,141

Total assets, excluding taxes	10,061	11,101	11,650

LIABILITIES, EXCLUDING TAXES
Current liabilities:
Notes payable and short-term borrowings	2	4	2
Accounts payable	76	72	81
Employee compensation and benefits	291	352	349
Deferred revenue	860	949	942
Accrued restructuring	2	8	40
Other accrued liabilities	190	193	192

Total current liabilities, excluding taxes	1,421	1,578	1,606

Long-term debt	—	9	5
Other liabilities	248	306	276
Commitments and contingencies	—	—	—

Total liabilities, excluding taxes	1,669	1,893	1,887

Total net assets, excluding taxes	8,392	9,208	9,763

Note (1): The above financial information has been prepared excluding the impact of any taxes

Unaudited Combined Summary Cash Flow Information

	As of 31 October
	2015	2014	2013
	US$m	US$m	US$m
Depreciation, amortisation and intangible asset amortisation	$328	$359	$452
Capital expenditure	(20)	(13)	(11)
Change in short term and long term deferred revenue within operating activities	(68)	36	(36)
Cash flow from operating activities	648	990	860
Cash flow from investing activities	40	(16)	90
Cash flow from financing activities	(735)	(1,095)	(887)

Net increase / (decrease) in cash and cash equivalents	(47)	(121)	63

Opening cash balance	197	318	255
Close cash balance	150	197	318

Note (1): The above financial information has been prepared excluding the impact of any taxes

2. Basis of Preparation

The accompanying financial information was presented for the purpose of complying with Listing Rule 5.6.15G. The Unaudited Combined Statements of Earnings before Taxes, Unaudited Combined Statements of Assets and Liabilities, Excluding Taxes and Unaudited Combined Summary Cash Flow Information, Excluding Taxes of HPE Software were derived from the Combined and Consolidated Financial Statements and accounting records of HPE as if HPE Software were operated on an as managed basis during the periods presented and were prepared in accordance with US GAAP. While these statements were prepared in accordance with US GAAP, they may not be indicative of HPE Software’s future performance and do not necessarily reflect what HPE Software’s financial position and results of operations would have been had it been operating as a managed public company during the periods presented.

The Unaudited Combined Statements of Earnings before Taxes, Unaudited Combined Statements of Assets and Liabilities, Excluding Taxes and Unaudited Combined Summary Cash Flow Information, Excluding Taxes are presented on a pre-tax basis as the tax provision is still in the process of being prepared. All intercompany transactions and accounts within the combined businesses of HPE Software have been eliminated.

The Unaudited Combined Statements of Earnings before Taxes of HPE Software reflect allocations of general corporate expenses from HPE. These allocations were made on a direct usage basis when identifiable, with the remainder allocated on the basis of revenue, expenses, headcount or other relevant measures. The allocations may not, however, reflect the expense HPE Software would have incurred as an as managed company for the periods presented. Actual costs that may have been incurred if HPE Software had been a standalone company would depend on a number of factors, including the chosen organisational structure, what functions were outsourced or performed by employees and strategic decisions made in areas such as information technology and infrastructure.

The Unaudited Combined Statements of Assets and Liabilities, Excluding Taxes of HPE Software include HPE assets and liabilities that were specifically identifiable or otherwise attributable to HPE Software. HPE’s cash has not been assigned to HPE Software for any of the periods presented because those cash balances are not directly attributable to HPE Software. HPE Software reflects transfers of cash to and from HPE’s cash management system as a component of HPE company investment. The unaudited cash and cash equivalents balances provided herein do not reflect any decisions on the allocation of HPE Software’s cash between its HPE and Micro Focus. The Unaudited Combined Statements of Assets and Liabilities, Excluding Taxes of HPE Software do not reflect the transfer of certain corporate and other assets and liabilities from HPE, including a portion of HPE’s global real estate portfolio and various employee compensation liabilities. The expenses, including depreciation, related to those assets and liabilities to be transferred to HPE Software were charged to HPE Software through allocations from HPE.

HPE provides various defined benefit and other contributory and non-contributory retirement and post-retirement plans to eligible HPE Software employees and retirees. Plans whose participants include both HPE Software employees and other employees of HPE are accounted for as multiemployer benefit plans and the related net benefit plan obligations are not included in the Unaudited Combined Statements of Assets and Liabilities, Excluding Taxes of HPE Software. The related benefit plan expense has been allocated to HPE Software based on HPE Software’s labour costs and allocations of corporate and other shared functional personnel. HPE’s long term debt had not been attributed to HPE Software for any of the periods presented because HPE’s borrowings were not the legal obligation of HPE Software.

3. Differences between Micro Focus and HPE Software accounting policies

Micro Focus prepares its consolidated financial statements in accordance with International Financial Reporting Standards as adopted by the European Union (“IFRS”), whereas HPE Software prepares its combined financial statements under US GAAP. As HPE Software is a reportable segment of HPE, Unaudited Combined Statements of Earnings before Taxes, Unaudited Combined Statements of Assets and Liabilities, Excluding Taxes and Unaudited Combined Summary Cash Flow Information, Excluding Taxes have been prepared for HPE Software for HPE’s financial years ended October 31, 2015, October 31, 2014 and October 31, 2013 (collectively the “Carve Out Accounts”).

The unaudited Carve Out Accounts have been prepared under US GAAP and the process to convert the unaudited Carve Out Accounts to IFRS has commenced. Anticipated key differences between Micro Focus’ accounting policies and the policies used to present the unaudited Carve Out Accounts of HPE Software have been identified below. While the Company has identified what it believes to be the material differences between Micro Focus’ accounting policies and the policies used to present the unaudited Carve Out Accounts of HPE Software, there may be additional differences not noted below.

a)	Income Statement and Balance Sheet Presentation

The presentation of certain income statement and balance sheet financial statement items may be realigned to conform to Micro Focus’ presentation.

b)	IFRS first-time adoption (IFRS 1)

For first-time adopters of IFRS, full retrospective application is subject to certain optional exemptions, designed to reduce the burden where the cost of retrospective application might exceed the benefits. Below are optional exemptions which are applicable and may be applied to the Carve Out Accounts under IFRS.

i)	Business combinations: For business combinations that occurred prior to the date of transition to IFRS, IFRS 1 allows the first-time adopter to elect not to restate those prior business combinations to comply with IFRS 3R.

ii)	Set cumulative translation adjustment to zero: An entity may elect to set the cumulative translation adjustment differences for all foreign operations to zero at the date of transition. The gain or loss on a subsequent disposal of any foreign operation would then include only translation differences that arose after the date of transition.

c)	Revenue recognition

HPE Software’s accounting policy for software revenue recognition follows the detailed and more prescriptive guidance under US GAAP, which could result in differences from the policies applied by Micro Focus. Differences in timing and measurement of revenue recognition may occur between US GAAP and IFRS in allocating selling prices for multiple-element arrangements or for the revenue recognition of term licenses, amongst others.

d)	Share-based payments

HPE issued stock awards to certain employees of HPE Software. As these awards are in substance for work performed for the benefit of HPE Software, stock-based compensation expense and the related capital contribution is recorded for these awards. In accordance with HPE Software’s accounting policy, this expense is recognised over the vesting period using the straight line method. Under IFRS, such payments are required to be recognised using a graded-vesting schedule. Accordingly, HPE Software’s stock-based compensation expense may be required to be adjusted to reflect graded vesting.

e)	Impairment of assets

The following differences in the impairment models under HPE Software’s accounting policies and IFRS may result in different impairment conclusions in HPE Software’s Carve Out Accounts.

i)	Level of testing: Under HPE Software’s accounting policy for fixed assets and finite-lived intangible assets, asset groups to be tested for impairment are generally determined based on independent cash flows. That is, both cash inflows and outflows are considered. Under IFRS, the level of testing is generally at the cash-generating unit (“CGU”) which is determined solely based on cash inflows. This may result in different asset groups being tested for impairment.

ii)	Impairment model calculation: Under HPE Software’s accounting policy, the impairment analysis of long-lived assets is a two-step approach. First, impairment is assessed on the basis of undiscounted cash flows. If less than carrying amount, the impairment loss is measured as the amount by which the carrying amount exceeds fair value. HPE Software’s accounting policy further stipulates that the impairment test is a one-step approach for indefinite-lived intangible assets. If the carrying amount exceeds the fair value, an impairment loss is recognised for the excess. Under IFRS, a single-step impairment testing approach is used for all non-financial assets. An asset or (grouping of) CGU(s) is impaired when its carrying amount exceeds its recoverable amount.

iii)	Reversal of impairment: Under HPE Software’s accounting policy, impairments cannot be reversed. Under IFRS, impairments recognised on non-financial assets other than goodwill must be reversed up to amortised cost (i.e. original carrying amount less amortisation as if the impairment had never occurred) if the circumstances and/or estimates used to determine the recoverable amount have changed since impairment was recognised.

iv)	First-time adoption: Goodwill is tested for impairment at the date of transition to IFRS, and any resulting impairment at that date is recognised directly to retained earnings.

f)	Capitalisation of development costs

Under HPE Software’s accounting policy, costs incurred in development are expensed unless within the scope of guidance relating to development of software for internal or external use, or website development costs. Under IFRS, there are no scope considerations. Accordingly, all development activities must be assessed for capitalisation. This difference may result in additional or different amounts of development costs being capitalised under IFRS.

g)	Restructuring

Under US GAAP HPE Software recognises a liability for severance costs once it is probable and reasonably estimable. Under IFRS, recognition is not permitted until irrevocable communication has occurred to the impacted employees. This could lead companies to record restructuring provisions in different periods under IFRS than they would under US GAAP.

h)	Pensions

HPE Software accounted for pension plans in which its employees participated as multi-employer plans. Accordingly, the plans expenses are attributed to HPE Software combined statement of earnings whereas the pension plans assets and obligations are not recorded on HPE Software’s balance sheet. Under UK carve out rules, financial statements may recognise the pension plan assets and liabilities attributed to its employees for plans in which they participate.

i)	Discontinued Operations

Under US GAAP, to qualify as a discontinued operation, a disposal must result in a strategic shift that has a major effect on its operations and financial results. IFRS does not contain the concept of a strategic shift, rather, the significance of the line of business or geographical area of operations disposed will determine whether the disposal qualifies for discontinued operations presentation.

j)	Income taxes

The Carve Out Accounts presented do not include a tax provision as it is still in the process of being prepared. Preparation of a tax provision prepared on a separate tax return basis in accordance with IFRS for the Carve Out Accounts may reflect differences in comparison to HPE Software’s accounting policy related, but not limited, to the recognition and presentation of deferred taxes, tax bases, foreign exchange on non-monetary assets where the local currency is not the functional currency, unrealised profits on intercompany sales, deferred taxes on share-based payments and uncertain tax positions.

k)	Sale and leaseback

Following US GAAP guidance, HPE Software defers the gain on sales of real estate which involve a leaseback and amortises the gain over the life of the lease. IFRS differs from US GAAP on the recognition of gains and losses on sale-leaseback transactions. Micro Focus’ accounting policy would normally result in recognition of the gain immediately on sale of the asset where the lease is classified as an operating lease.

4. HPE Software Key Non-Financial Operating and Performance Information

HPE Software provides big data analytics and applications, enterprise security, application testing and delivery management and IT operations management solutions for businesses and other enterprises of all sizes. HPE Software’s offerings include licenses, maintenance, software as a service (“SaaS”) and professional services. HPE Software operates as one consolidated segment.

HPE Software provides a broad and deep portfolio of end-to-end enterprise solutions in the software industry. HPE Software’s ability to deliver a wide range of high-quality products and support services is one of its principal differentiators. HPE Software’s vast intellectual property portfolio and global research and development capabilities are part of a broader innovation roadmap designed to help organisations of all sizes journey from traditional software platforms to the IT systems of the future, which will be characterised by the increasing and interrelated prominence of cloud computing, big data, enterprise security, applications and mobility. HPE Software has expertise in delivering innovative technological solutions to its customers in complex multi-country, multi-vendor and/or multi-language environments. HPE Software has one of the largest go-to-market capabilities in the industry, including a large ecosystem of channel partners, which enables HPE Software to market and deliver its product offerings to customers located virtually anywhere in the world.

HPE Software’s revenue growth is being challenged by the overall market shift to SaaS solutions and related go-to-market sales execution challenges. These challenges are impacting growth in license and maintenance revenue. Also, the changes in the competitive landscape pose another challenge to HPE Software. Many of HPE Software’s major competitors are expanding their product and service offerings with integrated products and solutions, HPE Software’s business specific competitors are exerting increased competitive pressure in targeted areas and are entering new markets, HPE Software’s emerging competitors are introducing new technologies and business models, and HPE Software’s alliance partners in some businesses are increasingly becoming competitors in others. To be successful in addressing these challenges, HPE Software must improve its go to market execution with multiple product delivery models which better address customer needs and achieve broader integration across its overall product portfolio as it works to capitalise on important market opportunities in cloud, big data and security.

Fiscal Year Ended October 31, 2015 Compared to Fiscal Year Ended October 31, 2014

HPE Software’s net revenue decreased 7.9% (decreased 1.9% on a constant currency basis) in fiscal 2015. Revenue growth in HPE Software was challenged by the overall market shift to SaaS solutions and related go-to-market sales execution challenges. Additionally, these challenges impacted growth in license and maintenance revenue. In fiscal 2015, net revenue growth was negatively impacted by foreign currency fluctuations across all regions, led primarily by weakness in the euro and the impact of the transfer of the marketing optimisation product group. In fiscal 2015, net revenue from licenses, maintenance, SaaS and professional services decreased by 13%, 5%, 4% and 9%, respectively.

The decrease in license revenue was due primarily to the market shift to SaaS solutions and sales execution challenges and, as a result, HPE Software experienced lower revenue in IT operations management. The decrease in maintenance revenue was due primarily to unfavourable currency impacts, past declines in license revenue and lower revenue due to the transfer of the marketing optimisation product group to HPE effective at the beginning of the fourth quarter of fiscal 2015, partially offset by growth in revenue for security products. Professional services net revenue decreased due primarily to unfavourable currency impacts, HPE Software’s continued focus on higher-margin engagements and, as a result, HPE Software experienced a net revenue decrease in big data solutions, partially offset by net revenue growth in security products. SaaS net revenue decreased due primarily to sales execution challenges, which resulted in lower revenue from big data solutions, partially offset by net revenue growth in IT operations management.

In fiscal 2015, HPE Software’s earnings from operations as a percentage of net revenue decreased by 1.8 percentage points due to a decrease in gross margin and an increase in operating expenses as a percentage of net revenue. The decrease in gross margin was due primarily to a lower mix of license revenue. The increase in operating expenses as a percentage of net revenue was due to the size of the revenue decline and the allocation to HPE Software of a portion of the costs of separating HPE from its former HPE, partially offset by reduced operating expense due primarily to favourable currency impacts and lower SG&A expenses as a result of lower field selling costs driven by expense management.

Appendix III

Details of the Merger

1. Merger Structure

The Agreement and Plan of Merger (the “Merger Agreement”) was entered into on 7 September 2016 by and among HPE, Seattle SpinCo, Inc. (a wholly-owned subsidiary of HPE) (“HPE Software”), Micro Focus, Seattle Holdings, Inc. (a wholly owned direct subsidiary of Micro Focus) (“Holdings”) and Seattle MergerSub, Inc. (a wholly-owned indirect subsidiary of Micro Focus) (“Merger Sub”). The Merger shall become effective, subject to the satisfaction of the conditions set forth in the Merger Agreement, upon the filing of a certificate of merger with the Secretary of State of the State of Delaware, whereupon Merger Sub shall be merged with and into HPE Software and the separate corporate existence of Merger Sub shall cease. HPE Software shall continue as the surviving corporation and succeed to and assume all the rights and obligations of Merger Sub in accordance with the General Corporation Law of the State of Delaware.

2. Separation and Distribution Agreement

2.1 Pursuant to a Separation and Distribution Agreement between HPE and HPE Software (the “SDA”) entered into on 7 September 2016, prior to completion of the Merger the HPE Software business will be transferred to HPE Software (the “Separation”), US$2.5 billion in cash will be paid by HPE Software to HPE and HPE Software will be either spun-off or split-off from HPE to its shareholders (the “Distribution”).

2.2 The Separation will be carried out on a cash free/debt free basis as adjusted for a normalised level of working capital, in each case subject to the terms of the SDA. Accordingly the SDA contains a customary net debt and working capital adjustment mechanism. Certain cash will be required to be retained in the HPE Software business and excluded from the net debt calculations, including cash of US$139 million to be retained to offset certain pension liabilities of HPE Software.

2.3 Under the Merger Agreement, HPE and Micro Focus shall form a special separation committee to monitor and oversee the transfer of the HPE Software business to HPE Software.

3. Merger Consideration

Under the Merger Agreement, the shares of HPE Software common stock held by HPE shareholders following the Distribution will be converted pro rata into the right to receive an aggregate number of Consideration Shares, credited as fully paid (and represented by ADSs), equal to 50.1% of the total issued share capital of Micro Focus (on a fully diluted basis) upon Completion. The ADSs will be listed on NYSE.

4. Conditions to Completion

4.1 The obligations of Micro Focus, Holdings, Merger Sub, HPE, and HPE Software to consummate the Merger are subject to the satisfaction of a number of conditions including (among others):

4.1.1 any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 having expired or having been terminated, and any applicable consents, authorisations, orders or approvals required in the certain other jurisdictions having been obtained;

4.1.2 the Separation and the Distribution having been carried out in all material respects in accordance with the SDA;

4.1.3 the registration statement on Form S-4 or Form F-4 to be filed by Micro Focus with the SEC to effect the registration under the US Securities Act of 1933, as amended (the “Securities Act”) of the issuance of the ADSs (and the Micro Focus shares represented thereby) that will be issued to holders of HPE Software common stock pursuant to the Merger (as amended and supplemented from time to time) (the “Micro Focus Registration Statement”), the registration statement to be filed by HPE

Software with the SEC to effect the registration of shares of HPE Software common stock in connection with the Distribution (as amended and supplemented from time to time) (the “HPE Software Registration Statement”), the Form F-6 relating to the registration under the Securities Act of the issuance of the ADSs and the Form 8-A relating to the registration under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) of the ADSs each having become effective in accordance with the Securities Act and the Exchange Act (as applicable) (and none being the subject of any stop order or proceedings seeking a stop order);

4.1.4 the prospectus required to be published by Micro Focus in relation to the application for admission to the premium segment of the Official List of the new and existing shares in the Enlarged Group (the “Prospectus”) having been approved by the UKLA and made available to the public in accordance with the Prospectus Rules of the UKLA;

4.1.5 the approval of the Merger by Micro Focus’ shareholders at a general meeting following publication of a shareholder circular;

4.1.6 the readmission of the existing Micro Focus shares and the admission of the Consideration Shares to listing on the Official List and to trading on London Stock Exchange plc’s main market for listed securities occurring; and

4.1.7 the ADSs having been approved for listing on the NYSE, subject to official notice of issuance.

4.2 The obligations of HPE and HPE Software to consummate the Merger are subject, inter alia, to the satisfaction or waiver of the following additional conditions (among others):

4.2.1 the covenants and obligations of Micro Focus, Holdings and Merger Sub having been performed and complied with in all material respects;

4.2.2 the representations and warranties of Micro Focus Holdings and Merger Sub being true and correct as of the date of the Merger Agreement and as of the date of Completion provided that, in the event of a breach of such a representation or warranty, the condition shall be deemed satisfied unless the effect of such breaches, individually or in the aggregate, had a Material Adverse Effect (as defined below) in respect of Micro Focus (subject to certain customary exceptions, including relating to good standing, due authorisation, share capital and fees); and

4.2.3 the delivery to HPE of a tax opinion in form and substance reasonably acceptable to HPE, dated as of Completion, in relation to the Transaction.

4.3 The obligations of Micro Focus, Holdings and Merger Sub to consummate the Merger are subject, inter alia, to the satisfaction or waiver of the following additional conditions (among others):

4.3.1 the covenants and obligations of HPE and HPE Software having been performed and complied with in all material respects; and

4.3.2 the representations and warranties of HPE and HPE Software being true and correct as of the date of the Merger Agreement and as of the date of Completion provided that, in the event of a breach of such a representation or warranty the condition shall be deemed satisfied unless the effect of such breaches, individually or in the aggregate, had a Material Adverse Effect (as defined below) in respect of HPE Software (subject to certain customary exceptions, including relating to good standing, due authorisation, share capital and fees).

4.4 A “Material Adverse Effect” means, for the purposes of the Merger Agreement, in relation to Micro Focus or HPE Software (as the context requires), any change, event, development, condition, occurrence or effect that (a) is, or would reasonably be expected to be, materially adverse to the business, condition (financial or otherwise) or results of operations of HPE Software and the HPE Software group or Micro Focus and the Micro Focus group (as the context requires), taken as a whole, or (b) has, or would reasonably be expected to have, a material adverse effect on the ability of HPE Software and the HPE Software group or Micro Focus (as the context requires) to perform their/its obligations hereunder, or to consummate the transactions contemplated by the Merger Agreement; provided, however, that none of the following shall be deemed in themselves, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there has been or will be, a Material Adverse Effect under (a) above: (i) any changes resulting from general market, economic, financial, capital markets or political or regulatory conditions, (ii) any changes or proposed changes of law, US GAAP, UK GAAP or IFRS (as applicable) (or, in each case, authoritative interpretations thereof), (iii) any changes resulting from weather, force majeure, an act of terrorism, war, national or international calamity, or any worsening thereof, (iv) any changes generally affecting the industries in which HPE Software and the HPE Software group or Micro Focus and the Micro Focus group (as the context requires) conduct their businesses, (v) any changes resulting from the execution of the Merger Agreement or this announcement or the pendency of the Merger, including any loss of employees or customers, any cancellation of or delay in customer orders or any disruption in or termination of (or loss of or other negative effect or change with respect to) customer, supplier, distributor or similar business relationships or partnerships resulting from the transactions contemplated by the Merger Agreement (provided, that (v) does not apply in the context of certain representations or warranties of HPE or Micro Focus including in connection with any conflict between the Transaction and any applicable law, relevant constitutional document or existing contractual obligation), (vi) changes in HPE’s or Micro Focus’ stock price (as the context requires) or the trading volume of HPE’s or Micro Focus’ stock (as the context requires) or any change in the credit rating of HPE or HPE Software or Micro Focus (as the context requires) (but not, in each case, the underlying cause of any such changes, unless such underlying cause would otherwise be excepted by another clause of this definition), (vii) any changes or effects resulting from any action required to be taken by the terms of the Merger Agreement, (viii) the failure to meet internal or analysts’ expectations, projections or results of operations (but not, in each case, the underlying cause of any such changes, unless such underlying cause would otherwise be excepted by another clause of this definition), or (ix) any action arising from or relating to the Merger or the other transactions contemplated by the Merger Agreement; provided, that in the case of clauses (i), (ii), (iii) and (iv), if and only to the extent such changes do not have a disproportionate impact on HPE Software and the HPE Software group or Micro Focus and the Micro Focus group (as the context requires), taken as a whole, as compared to other participants in the industries in which HPE Software and the HPE Software group or Micro Focus and the Micro Focus group (as the context requires) conduct their businesses.

5. Representations and Warranties

The Merger Agreement contains customary representations and warranties made by HPE, on the one hand, and by Micro Focus, Holdings and Merger Sub on the other, as at the date of the signing of the Merger Agreement, with each such representation and warranty being repeated immediately prior to Completion (unless such representation and warranty is made as of a particular date). These representations and warranties are broadly reciprocal. There will be no recourse under the representation and warranties post-Completion, and so Micro Focus will not have contractual recourse against, or otherwise be able to recover from, HPE or any other party, in respect of any losses which it may suffer in respect of a breach of warranty and its only remedy will be to terminate the Merger Agreement prior to Completion if such a breach (or breaches) results in a failure of a closing condition to be satisfied.

6. Covenants

6.1 The Merger Agreement includes customary interim operating covenants pending Completion entered into by HPE and HPE Software in relation to the conduct of the HPE Software business (subject to exceptions), including restrictions on the declaration of dividends, capital expenditure and incurring any indebtedness.

6.2 The Merger Agreement also includes customary interim operating covenants pending Completion regarding the conduct of the business of Micro Focus, including restrictions (subject to exceptions) on the declaration of dividends (other than in respect regular annual dividends and the ROV), issuance of shares or rights to subscribe for shares (other than options or other equity awards in the ordinary course and in accordance with past practice) and incurring any indebtedness (other than in the ordinary course of business).

6.3 The Merger Agreement includes an obligation that the Micro Focus Board shall recommend to Micro Focus’ shareholders to vote in favour of all resolutions necessary for the Transaction and an obligation upon them not to withdraw, modify, qualify or fail to make such recommendation other than, prior to the receipt of Micro Focus shareholder approval of the Merger and subject to certain other procedural and other requirements, in response to any bona fide written proposal or offer from a third party (i) relating to a merger, scheme of arrangement or similar transaction involving Micro Focus, (ii) for 20% or more of the consolidated assets of Micro Focus, (iii) for the purchase of 20% or more of the issued share capital of Micro Focus or (iv) that would result in any person beneficially owning 20% or more of the issued share capital of Micro Focus (a “Competing Proposal”), in each case that was not, directly or indirectly, solicited, initiated or encouraged in violation of the Merger Agreement, or (b) for any other reason, if and only if:

(A) in the case of a Competing Proposal, the Micro Focus Board concludes in good faith, after consultation with Micro Focus’ outside financial advisers and outside legal counsel, that such Competing Proposal constitutes a Superior Proposal (being a bona fide written Competing Proposal (except the references “20%” shall be replaced by “50%”) made by a third party which was not solicited by Micro Focus or any of its representatives in violation of the Merger Agreement and which, in the good faith judgment of the Board of Micro Focus after consultation with its outside financial and legal advisers, taking into account the various legal, financial and regulatory aspects of the Competing Proposal, (a) if accepted, is reasonably likely to be consummated on a timely basis and (b) if consummated, would result in a transaction that is more favourable to Micro Focus’ shareholders from a financial point of view, than the Transaction); or

(B) for any other reason, if the Micro Focus Board concludes in good faith, after consultation with Micro Focus’ outside financial advisers and outside legal counsel, that the failure to take such action would reasonably be expected to be inconsistent with the duties that the directors owe to Micro Focus in their capacity as directors of Micro Focus under applicable law.

6.4 Each party agrees to use reasonable best efforts to secure all material governmental or regulatory approvals required for the Transaction. Neither Micro Focus nor HPE Software shall be required to divest any asset or enter into any operational restriction or take certain other actions in connection therewith if such divestment, restriction or action is materially adverse to the Enlarged Group. HPE shall not be required to divest any asset or enter into any operational restriction that is not included within the HPE Software business.

7. Termination

7.1 The Merger Agreement may be terminated at any time prior to Completion by HPE or Micro Focus by mutual consent and by either HPE or Micro Focus if (among other things):

7.1.1 the Merger shall not have been consummated on or before the date falling 18 months following the date of the Merger Agreement (the “Outside Date”) (provided that such right to terminate shall not be available to any party whose action or failure to comply with its obligations under the Merger Agreement or SDA has been the primary cause of, or has primarily resulted in, the failure of Completion to occur on or prior to such date); or

7.1.2 if the Micro Focus shareholders fail to approve the Transaction upon a vote taken thereon at a general meeting duly convened therefor (provided that Micro Focus shall not be able to terminate the Merger Agreement in such circumstances where failure by it to perform any of its obligations is the primary cause of such failure).

7.2 The Merger Agreement may be terminated at any time prior to Completion by Micro Focus in the event of a breach of representation, warranty, covenant or agreement on the part of HPE or HPE Software, such that any of Micro Focus’ conditions to Completion would not be satisfied at Completion, and which, (i) with respect to any such breach that is capable of being cured, is not cured by HPE or HPE Software by the earlier of: (x) 60 days after receipt of written notice thereof; or (y) the Outside Date, or (ii) is incapable of being cured prior to the Outside Date; provided, that Micro Focus shall not have such right to terminate if Micro Focus, Holdings or Merger Sub is then in breach of any of its representations, warranties, covenants or agreements set forth in the Merger Agreement to the extent such breach would give rise to a failure of HPE’s and HPE Software’s conditions to Completion.

7.3 The Merger Agreement may be terminated at any time prior to Completion by HPE:

7.3.1 in the event of a breach of representation, warranty, covenant or agreement on the part of Micro Focus, Holdings or Merger Sub (other than in the respect of circumstances contemplated by paragraph 7.3.2 below), such that any of HPE’s and HPE Software’s conditions to Completion would not be satisfied at Completion, and which, (i) with respect to any such breach that is capable of being cured, is not cured by Micro Focus, Holdings or Merger Sub by the earlier of: (x) 60 days after receipt of written notice thereof; or (y) the Outside Date, or (ii) is incapable of being cured prior to the Outside Date; provided, that HPE shall not have such right to terminate if HPE or HPE Software is then in breach of any of its representations, warranties, covenants or agreements set forth in the Merger Agreement to the extent such breach would give rise to a failure of Micro Focus’ conditions to Completion; or

7.3.2 if Micro Focus is in breach in any material respect of any of its non-solicitation of competing proposals undertakings contained in the Merger Agreement or, its obligations to convene a general meeting of Micro Focus shareholders to approve the Transaction; or

7.3.3 if the Board of Micro Focus fails to recommend the Transaction in accordance with the terms of the Merger Agreement.

If the Merger Agreement is terminated in accordance with its terms, it shall be of no further effect, other than with respect to liabilities for fraud or wilful breach and other than customary provisions related to, inter alia, confidentiality, information, break fees and governing law.

8. Break fee

Micro Focus has agreed to pay HPE a break fee equal to c.US$60m in cash if the Merger Agreement is terminated (i) under either (a) paragraph 7.1.1 above without a vote of the Micro Focus shareholders in relation to the Transaction as contemplated by the Merger Agreement or (b) paragraph 7.3.1 and in each case a Competing Proposal has been publicly announced or communicated to the Micro Focus Board and not publicly withdrawn at least five business days prior to the date of termination and within 12 months after such date of termination a transaction in respect of a Competing Proposal is consummated or Micro Focus enters into a definitive agreement in respect of a Competing Proposal (which, in each case, need not be the same Competing Proposal that was made, disclosed or communicated prior to the termination of the Merger Agreement, and except that the references to 20% in the definition of Competing Proposal for this purpose shall be changed to 50%), or (ii) under paragraphs 7.1.2, 7.3.2 or 7.3.3 above.

9. Governance

With effect from Completion, HPE shall be able to nominate one executive director to the Micro Focus Board and one half of the Micro Focus Board’s independent non-executive directors (together, “HPE Designated Directors”) subject to approval of Micro Focus’ nomination committee. Until the second annual general meeting of Micro Focus following Completion, any HPE Designated Director who ceases to be a director of Micro Focus may be replaced by HPE, subject to approval of Micro Focus’ nomination committee and (except in the case of the executive director) such replacement being able to be classified as independent under the UK Corporate Governance Code (as published from time to time by the Financial Reporting Council).

10. Expenses

HPE and Micro Focus will bear equally the costs and expenses associated with (i) the printing and mailing of the Micro Focus Registration Statement, the Prospectus, the circular for the Micro Focus shareholders meeting, the HPE Software Registration Statement and the disclosure documents required in connection therewith, (ii) all SEC filing fees relating to the transactions contemplated by the Merger Agreement and (iii) the fees in connection with certain approvals. Following Completion, HPE Software may under certain circumstances be required to make a payment to HPE equal to certain interest and other costs incurred by HPE pursuant to the Merger Agreement in connection with the financing of the Transaction. All other fees and expenses shall be borne by the party incurring such fees or expenses.

11. Law and jurisdiction

The Merger Agreement is governed by the laws of the State of Delaware (except for the duties of the members of the Micro Focus Board, which are governed by the laws of England and Wales).